Exhibit 99.1

Global Ship Lease Announces Adjourned Annual Meeting of Shareholders
September 28, 2022
LONDON, Sept. 28, 2022 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) today announced that its scheduled Annual Meeting of Shareholders was convened on September 27, 2022, and has been subsequently adjourned due to lack of requisite quorum to October 7, 2022 at 6:00 p.m. local time, at 3-5 Menandrou Str., 14561 Kifisia, Athens, Greece.
The record date for determining shareholders entitled to participate at the Annual Meeting is August 2, 2022.  The business of the Annual Meeting is to elect two Term II Directors to serve until the 2025 Annual Meeting of Shareholders and to ratify the appointment of PricewaterhouseCoopers S.A., as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.  Annual Meeting documentation and instructions for voting were mailed to all shareholders of record on or about August 18, 2022 and have been furnished to the U.S. Securities and Exchange Commission (the “Commission”) and are available on the Commission’s website at www.sec.gov.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships.  Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies.  It was listed on the New York Stock Exchange in August 2008.
As at August 30, 2022, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU.  32 ships are wide-beam Post-Panamax.
Adjusted to include all charters agreed, up to August 30, 2022, the average remaining term of the Company’s charters as at June 30, 2022, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 3.1 years on a TEU‑weighted basis.  Contracted revenue on the same basis was $2.4 billion.  Contracted revenue was $2.8 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 4.0 years.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Global Ship Lease Inc.